Mail Stop 3561
      September 29, 2005



Mr. James E. LaCrosse
Chairman and Chief Executive Officer
National Wine & Spirits, Inc.
700 West Morris Street
P. O. Box 1602
Indianapolis, Indiana  46206

      Re:	National Wine & Spirits, Inc.
      	Form 10-K for the Fiscal Year Ended March 31, 2005
      Filed June 14, 2005

		Form 10-QSB for the Fiscal Quarter Ended July 2, 2005
		Filed August 12, 2005
		File No. 333-74589

Dear Mr. LaCrosse:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If a comment below requests additional disclosures, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings. After reviewing the information included in your response, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended March 31, 2005
General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations
Fiscal 2005 Compared to Fiscal 2004, page 21
Revenue
2. You disclose that other case volume declined in fiscal 2005 causing a decrease of $12.1 million in products sales revenue when compared to fiscal 2004, but you did not provide the business reason for the change in case volume. Please tell us and revise your disclosures to explain what caused the decrease in other case volume during fiscal 2005. Please also tell us and disclose if you expect this trend to continue in future periods. Refer to Item 303(a)(3) of
Regulation S-K.

Operating Expenses, page 22
3. You disclose that management fees from Glazer increased $6.1 million during fiscal 2005 due to a modification in the agreement and the financial performance of NWS-Illinois. Please explain to us and clarify in your disclosures what actually caused the 50% increase in management fees during fiscal 2005. Please also disclose if you anticipate this trend to continue in future periods. Refer to Item
303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 26

General

4. In a separately captioned section, please disclose any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your disclosure should include all of the information that is now required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your revised disclosures.

Aggregate Contractual Commitments, page 28

5. You state in footnote (2) to the table that interest on the outstanding debt is not included due to the variable nature of certain debt instruments outstanding. It is important to understand that amounts disclosed in the table are aimed at increasing the transparency of cash flows and inclusion of the scheduled debt service on your outstanding debt could be critical to an investor understanding your future cash requirements. Accordingly, please revise your disclosure in the table to include a calculation of the amounts of scheduled interest you expect to pay for the periods presented, along with any assumptions you use with respect to the amounts disclosed. Refer to Item 303(a)(5) of Regulation S-K.

6. Please clarify to us where you have included items such key executive and management employment contracts, if any, in your table of contractual obligations for all periods presented Refer to Item
303(a)(5) of Regulation S-K.

7. Please reconcile the distribution rights obligation of $28.6 million to the amounts disclosed in note 14 on page 56.

Item 9A.  Controls and Procedures, page 59

8. Please amend Form 10-K for the year ended March 31, 2005 to revise your disclosures to indicate if there were any changes to your disclosure controls and procedures over financial reporting during the fourth quarter of fiscal 2005. If changes occurred during the fourth quarter of fiscal 2005, please identify the change (s) and their impact on your conclusion that controls and procedures were effective as of March 31, 2005. Refer to Item 307 of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedules

	1. Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Nature of Business and Summary of Significant Accounting
Policies, page 39

General

9. Please disclose in a footnote the types of expenses and amounts you include cost of products sold line item as well as the selling and administrative line items for all periods presented.

10. You disclose on page 30 that you receive from vendors certain allowances and discounts in connection with your sale of their products. Please explain to us and revise your accounting policy to disclose each type of allowance, discount or credit you receive and the time in which you earn the amounts received from that specific vendor (s). For instance, if you recognize an allowance or discount upon receipt from a vendor instead of amortizing the amounts over the period the products are sold, please explain to us your basis for this accounting treatment.

Advertising Costs, page 40

11. It appears from your disclosure on page 30 that you participate in co-operative advertising programs and receive from vendors certain funds in connection with these programs to promote their products. In this regard, please tell us and revise your disclosure to include the amount of cooperative advertising reimbursements netted against gross advertising expense. In addition, we believe that you should also include in your revised footnote disclosures the following additional information:

* the number of vendors and the length of time of the agreements;
* the terms (length of time) and conditions of the agreements;
* whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
* if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management`s discussion & analysis that reductions in the current level of advertising expenditures may adversely affect revenues; and
* the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of products sold.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7.

Revenue Recognition, page 41

12. You disclose that revenue is recognized from product sales at the time of shipment, which is the point at which title passes to the customer. In this regard, please tell us and revise your disclosure to clarify the following: (a) if delivery is performed by a common carrier, or if your employees deliver the products to customers using the fleet of delivery vehicles you disclosed in the last paragraph on page 9; and (c) if you or the customer assume risk of loss if the product is damaged in any way during shipment to the customer. In connection with your response, please explain how your revenue recognition accounting policy for products sales complies with GAAP and the delivery and performance requirements of SAB Topic 13:A.3. Please also explain to us if there is a customer acceptance policy and customers have the right to return products and when that right expires.


Vendor Allowances Received, page 42

13. You disclose that you receive from vendors certain allowances and discounts in connection with your sale of their products. Please explain to us and revise your accounting policy to disclose each type of allowance, discount or credit you receive, the time in which you earn the amounts received from that specific vendor, and the total amount of allowances and credits you received for all periods presented. For instance, if you recognize an allowance or discount upon receipt from a vendor instead of as you sell their products, please explain to us your basis for this accounting treatment. Refer to EITF 02-16.

14. You disclose under Critical Accounting Policies on page 30 that many of your vendor allowance programs are not part of written contracts. Please tell us and revise your disclosures in management`s discussion and analysis to include the impact on gross margin percent if vendors were to terminate their current level support of allowances and discounts on products sold.

Note 6. Intangible Assets, page 45

15. We note that you recorded an impairment of distribution rights of
$267,000 and $846,000 in fiscal 2005 and 2004. Tell us in more detail the facts and circumstances that resulted in the impairment (e.g. which brands were impaired). Please explain to us your basis for concluding that certain distribution rights have an indefinite life, particularly considering the fact that rights generally can be terminated as they did in Illinois during fiscal 2004.

Note 6.  Debt, page 47

16. You disclose that the covenants on your senior notes include restrictions on dividends. Please revise your disclosure to include the specific nature of the restrictions on dividends by you as required by Rule 4-08(e)(1) of Regulation S-X. Also, tell us the specific restrictions on any transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that the restricted assets do not exceed the 25% threshold. If the restricted assets exceed the
25% threshold, revise your financial statements to include the disclosures required by Rule 4-08(e)(3) of Regulation S-X and
Schedule I, which are discussed under Rules 5-04 and 12-04 of Regulation S-X.

17. Please disclose the existence of any cross-default provisions on your debt agreements. Please also disclose the repercussions of not meeting the covenants on your senior notes. Refer to Rule 4-08(c) of
Regulation S-X.

Note 11.  Related Party Transactions, page 53

18. Please explain to us and clarify in your disclosure the reason for not charging eSkye Solutions, Inc. in fiscal 2004 for services rendered under the terms of the operating lease agreement in effect at that time.

2. Financial Statements Schedules

Schedule II, Valuation and Qualifying Accounts, page 70

19. Please revise your disclosures to include sales returns and allowance for all periods presented.

3. Exhibits

Index to Exhibits, page 73

20. Please amend your Form 10-K for the year ended March 31, 2005 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal year ended March 31, 2005. See Item 601( b)(32) of Regulation S-K.

Form 10-Q for the quarter ended July 1, 2005

General

21. Where applicable, please address the above comments in your interim financial statements.

Exhibits

22. Please amend your Form 10-Q for the quarter ended July 1, 2005 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal quarter ended July 1, 2005. See Item 601( b)(32) of Regulation S-K.

* * * * *
      As appropriate, please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T. You may contact Milwood Hobbs at (202) 551-3241, or in his absence, the undersigned at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 551-3720.

Sincerely,



Michael Moran
Accounting Branch Chief

Mr. James E. LaCrosse
National Wine & Spirits, Inc.
September 29, 2005
Page 1